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Exhibit 12

QCII Consolidated
Ratio of Earnings to Fixed Charges
2004-2000

	2004	2003	2002	2001	2000
Estimate of interest within rental expense	135	160	168	232	176
Interest expensed*	1,531	1,757	1,789	1,437	1,043
Interest capitalized	12	19	41	187	105

Total fixed charges	1,678	1,936	1,998	1,856	1,324
(Loss) income before income taxes, discontinued operations and cumulative effect of change in accounting principle	(1,706)	(1,832)	(20,115)	(7,362)	(2,034)
Add: Total fixed charges	1,678	1,936	1,998	1,856	1,324
Estimated amortization of capitalized interest	18	24	25	19	12
Less: Interest capitalized	(12)	(19)	(41)	(187)	(105)

Total earnings available for fixed charges	(22)	109	(18,133)	(5,674)	(803)
Ratio of earnings to fixed charges	(0.0)	0.1	(9.1)	(3.1)	(0.6)
Additional pre-tax income needed for earnings to cover total fixed charges	1,700	1,827	20,131	7,530	2,127
*
Includes amortization of premiums, discounts and capitalized expenses related to indebtedness

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QCII Consolidated Ratio of Earnings to Fixed Charges 2004-2000